UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 18, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

CHANGES TO THE COMPOSITION OF HARMONY’S BOARD COMMITTEES

Johannesburg. Thursday, 18 August 2022. In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, Harmony herewith notifies shareholders of changes to the composition of its board and board committees following the appointment of two new independent non-executive directors (Mr Bongani Nqwababa and Mr Martin Prinsloo) on 18 May 2022 and the resignation of one director (Mr Modise Motloba) on 27 June 2022.

The board and committee changes are noted below:

•Mr Bongani Nqwababa as the chairman and member of the investment committee. Mr Nqwababa will also serve as a member of the remuneration committee;
•Mr Martin Prinsloo as a member of the technical and investment committees; and
•Ms Karabo Nondumo as the newly elected deputy chairman of the board.

Ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
18 August 2022

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 18, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director